Exhibit 99.1

Announcement

Thursday, 23 July 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

SUSTAINABILITY FOCUS SESSION 2026 TRANSCRIPT

Date: 22 July 2026

Time: 10:00 AWST/12:00 AEST (21:00 CDT on Tuesday, 21 July 2026)

Start of Transcript

Operator: Welcome to the Woodside Sustainability focus session. Following the formal presentation, there will be Q&A session. Participants can ask both text and live audio questions during today’s call. To ask a text question, select the messaging icon, type your question in the box towards the top of the screen and press the send button.

To ask a live audio question, press the request to speak button at the top of the broadcast window. The broadcast will be replaced by the audio question screen. Use the dial in number and access PIN provided to ask your question via the phone.

Alternatively, for those on a home or personal network, you can ask your question via the web by pressing join queue.

If prompted, select allow in the pop up to grant access to your microphone. If you have issues using the platform today, dial in details can also be found on the homepage under asking audio questions. Text questions can be submitted at any time, and the audio queue is now open.

I will now hand over to Tony Cudmore.

Tony Cudmore: Well, good morning, everyone and thank you for joining us online for today’s Sustainability Focus Session on process safety.

We are presenting from Woodside’s Perth office, and I’d like to begin by acknowledging the traditional custodians of this land, the Whadjuk people of the Noongar nation, and pay my respects to their Elders past and present.

I ask that you please take the time to read the disclaimers and other important information on slide 2.

I’m Tony Cudmore, Executive Vice President, Sustainability, Policy and External Affairs at Woodside.

Joining me today is Julie Fallon, Executive Vice President, Technical and Energy Development, who will provide a detailed overview of Woodside’s approach to Process Safety Management.

Following the presentation, we’ll have time for a question-and-answer session. The online platform is now open, so please submit your questions at any time during the presentation, and we’ll address them during the Q&A.

Turning to our sustainability approach on slide 4.

Strong sustainability performance is central to Woodside’s strategy to thrive through the energy transition.

Our approach to sustainability is embedded in the way we do business. It reflects our values, supports better decision-making and helps drive long-term business performance.

For more than 40 years, Woodside has reliably and responsibly supplied the energy the world needs, which supports economic growth, living standards and creates value for our shareholders.

At the same time, we’re committed to keeping our people and communities safe and respecting the environment.

Continuous improvement in our safety performance is a central part of this approach, and is fundamental to how we operate.

Key to this is the effective management of process safety which is critical to protecting our people, environment, assets and the communities in which we are active.

Our Process Safety Management framework provides a clear, disciplined and consistent approach to identifying, assessing, and controlling major health, safety and environment risks across our global portfolio, supporting the safe and reliable operations of our assets.

Moving to slide 5.

Health, safety and wellbeing is one of five material sustainability topics for Woodside.

Our sustainability strategy sets clear objectives across this and four other material areas: Indigenous Peoples cultural heritage and engagement; social and economic impact; environment and biodiversity; and climate and the energy transition.

The addition this year of social and economic impact as Woodside’s fifth material topic, reflects its growing importance to our stakeholders and our approach to creating value beyond our operations.

We’ve also renamed our climate focus to recognise the energy transition, and the role Woodside will play within it.

I’m pleased to report that we’ve made progress across all five material topics in the first half of 2026.

Our major project investments like Scarborough and Louisiana LNG continue to deliver social and economic contributions in the form of employment, local business opportunities, taxes and community investments.

We’ve also expanded our activities in the area of environment and biodiversity, announcing a new multi-year program to help restore natural habitats in Louisiana and this is further to the existing Watheroo Biodiversity Project underway in Western Australia.

We’ll continue to keep our investors updated on our approach and our progress across all these areas.

With that, I’ll now hand over to Julie.

Julie Fallon: Thank you Tony and good morning everyone.

My role spans a broad portfolio of responsibilities, including project development, reserves and subsurface, wells and seismic, engineering, technology, digital and cyber security.

Across all of these areas, I have the privilege of leading safety. It is our highest priority at Woodside and a responsibility I take very seriously.

I’m passionate about fostering a culture that champions both personal and process safety. For Woodside, safety is about far more than the metrics or statistics, it’s about enabling every person to return home safely at the end of each day, while operating our assets safely, reliably and responsibly.

My commitment to process safety is deeply personal. It was shaped early in my career. As part of my university work experience, I was close to an explosion on an industrial site. It injured several people and claimed one man’s life. I’ve never forgotten the sound, the dust and the panic that followed. It was a stark reminder that when process safety fails, the consequences are immediate and life-changing.

That experience has stayed with me throughout my career and reinforces why, as leaders, we must never become complacent. It highlights the critical importance of continued focus on the systems, controls and culture that may prevent these events before they occur.

Moving to slide 7.

As Tony and I have both highlighted, safety is Woodside’s highest priority.

Strong safety performance is central to our values, the way we operate and who we are as a company.

Every day, our people work in environments where they manage process safety, personal safety, and health and wellbeing risks.

Our responsibility is to identify those risks, manage them effectively, and continuously strengthen the systems, controls and behaviours that protect our people, our assets, the environment and our communities.

Process safety is focused on preventing incidents by keeping hazardous materials safely contained.

Let’s now turn our attention to the key elements of Woodside’s approach to process safety on slide 8.

Maintaining strong process safety starts with our people. Everyone responsible for making process safety decisions is supported by our Process Safety Competency Program, which provides them with the knowledge, skills and capability to perform their roles safely and effectively.

We also take a disciplined approach to managing risk. Our People, Process and Plant framework is applied across the full lifecycle of our assets. This helps us to identify, assess and control risk at every stage from design through to operations and decommissioning.

Supporting this, is a hierarchy of controls to eliminate hazards or reduce risk.

And underpinning it all is strong governance. Process safety is embedded across Woodside through clear accountabilities and oversight at every level, from the Woodside Board and Executive Leadership Team, to our frontline workforce. This means safety remains central to our decision-making and our everyday business.

Moving to slide 9.

Our focus on process safety has been built over decades.

For more than 40 years, we’ve operated major hazard facilities, while continually strengthening our approach to process safety as our business has grown and our portfolio has expanded globally.

We reached a significant milestone in 2015, with the introduction of our company-wide Process Safety Management initiative. This established a consistent approach to identifying and managing process safety risks across our operations, with leadership accountabilities and behaviours as key elements.

As part of this initiative, we also adopted the Energy Institute’s first edition Process Safety Management Framework as an external benchmark. This aligned our approach with recognised industry good practice, helping us to evolve in line with leading industry standards. The Energy Institute’s framework provides elements of process safety across four focus areas: Process Safety Leadership; Risk Identification and Assessment; Risk Management; and Review and Improvement.

We consider and manage process safety risks across all key activities, including when we acquire and integrate new assets, businesses and people.

The merger with BHP Petroleum in 2022 enabled us to harmonise management systems across the combined portfolio, creating a single framework that incorporates leading practices and is applied consistently across our operations. As part of this integration, we adopted the Energy Institute’s second edition Process Safety Management Framework.

Following the successful transition of operational control of Beaumont New Ammonia in Texas from OCI Global, Woodside has continued to strengthen the asset’s process safety foundations to support safe and reliable operations.

Consistent with our People, Process and Plant framework described earlier, we are implementing additional process safety management initiatives to further build process safety understanding and competency across all levels of the asset for safe operations.

These initiatives will enhance existing process safety management plans by strengthening the policies and procedures used to monitor and manage the process safety risks of the asset. It also allows material risks and critical controls to be understood, monitored, verified and reported in the interim ahead of full integration into the Woodside Management System.

Having assumed operatorship of the Gippsland Basin assets earlier this month, we will in the next phase perform a comparison of our framework with the existing Process Safety Management competency program that applies to these assets.

Importantly, these integrations have delivered value beyond expanding our portfolio by enhancing our approach to safety. We have adopted proven practices, including the Field Leadership program from the BHP portfolio, and welcomed experienced leaders from our integrated businesses into key safety leadership roles. This openness to learning from others and adopting leading practices continues to strengthen our approach, safety, culture and performance.

More recently, our focus has also been on further strengthening performance and assurance. This includes embedding process safety measures in the Woodside Corporate Scorecard and introducing competency demonstration in critical roles as a leading indicator of performance.

All of these initiatives, reflect our sustained investment in building the capability, consistency and strong governance needed to effectively manage process safety risk across our global portfolio.

Turning to slide 10.

One of the strongest controls we have for managing process safety risk is making sure our people have the right skills, knowledge and experience to make critical decisions.

Our Process Safety Competency Program is embedded across the business and applies to those employees whose roles influence process safety outcomes.

The program is structured across four competency levels reflecting the level of influence each role has on managing major hazard risk.

At the foundational level, employees are equipped to apply process safety requirements in their day-to-day work. As responsibilities increase, so do the competency requirements. Intermediate-level employees are expected to make independent decisions to manage process safety risks and maintain critical safeguards.

Our advanced and expert levels are for our senior leaders and technical specialists responsible for the most consequential process safety decisions. In these roles, employees provide technical leadership, specialist expertise and strategic direction on major hazard risk management.

At these higher levels, assessments are conducted outside the reporting lines for these positions. This provides additional assurance that the people making our most critical process safety decisions have the knowledge, experience and judgement to do so safely and consistently.

This structured approach gives us confidence that process safety capability is embedded across the business, while ensuring the highest level of assurance is applied where the potential risks are greatest.

Let’s now look at the hierarchy of controls outlined on slide 11.

We manage risks by applying the hierarchy of controls, starting with elimination and progressing through to personal protective equipment.

The most effective controls are those at the top of the hierarchy. This is because they eliminate or reduce risk at the source. As you move down the hierarchy, multiple layers of controls are increasingly important as lower-level controls, such as systems and procedures, are less effective in isolation.

Our approach is to design safety into our facilities from the earliest stages by applying the hierarchy of controls throughout the engineering process. By prioritising higher-order controls, we reduce reliance on people, procedures and systems to prevent incidents and build safer, more resilient operations.

Woodside is applying this approach across our major growth projects.

For example, the start-up of the Scarborough Floating Production Unit and Pluto Train 2 represents a process safety risk for our business.

Our approach to process safety at the Scarborough Energy Project is summarised in our safety cases, which are our permissioning documents required by the onshore and offshore regulators.

Working with our Engineering Procurement and Construction contractor, we manage process safety risk through verification and readiness reviews along with clear leadership expectations and requirements.

These permissioning documents are underpinned by our management systems, which describes and includes controls to manage process safety risks throughout the lifecycle of our assets.

Let’s now watch a short video which provides more detail on how process safety has been embedded into the design of the Scarbrough Energy Project.

Mike Robinson (pre-recorded video):

At Woodside, process safety is a priority throughout every stage of developing and operating our assets, including the Scarborough Energy Project in Western Australia.

Embedding process safety into design is important in managing major hazards across the life cycle of our facilities.

This approach was central to the design and development of the Scarborough Floating Production Unit.

By identifying, analysing and understanding potential major accident scenarios early, we are able to make informed decisions to strengthen safety, reliability and operational performance.

The hierarchy of controls was incorporated into the facility’s design, combining prevention, detection, response, and mitigation measures to reduce risk.

So let’s take a closer look at how these features have been applied on Scarborough.

The Scarborough FPU is a high-pressure processing facility and receives gas from subsea wells through flow lines and risers. Once received, the gas is conditioned and compressed before being exported approximately 430 kilometres to shore.

The FPU design integrates process safety controls to minimise the risk of an accidental ignited gas release. For example, fire and blast walls are installed to help protect people in the event there are jet fires or explosive overpressures.

High pressure processing equipment, including compressors and risers, are located as far as practicable from the living quarters, reducing potential exposure.

The living quarters are also physically separated from hydrocarbon processing areas, providing an additional layer of protection from major hazards.

Lay-down areas and cranes have been specifically configured to avoid lifting over hydrocarbon processing equipment and this helps prevent a hydrocarbon release in the unlikely event of a dropped load.

Protecting people has been at the forefront of thinking throughout the design of the Scarborough FPU.

Escape routes are located throughout the facility, primarily along the outboard sections, enabling safe transit to the temporary refuge if there is an emergency.

Water curtain technology provides further protection along these routes, while strategically located fire and blast walls help shield personnel if they are required to move towards temporary refuge.

The temporary refuge provides a protected area where personnel on board can safely gather and remain secure during an emergency event.

Every safety and design feature on the Scarborough FPU, from protective systems and installed hardware to facility layout and equipment positioning, contributes to reducing risk and protecting our people.

Together, these multiple layers of protection support the safe and reliable operation of our assets and reinforce Woodside’s commitment to the safety of the people working on these assets.

Julie Fallon: Moving to slide 13.

At Woodside, we believe that strong corporate governance is key to delivering sustained long-term performance and creating enduring value.

Process safety is overseen by the Board, with additional oversight provided through our Sustainability Committee.

Clear accountability for managing major risk is embedded throughout the business, ensuring ownership and responsibility at every level.

This is reflected in our Corporate Scorecard, where safety performance is a key measure of business performance.

The effectiveness of our process safety management system is also regularly tested through audits, assurance activities and independent reviews.

Together, these provide confidence that our controls remain effective while identifying opportunities to strengthen our systems and drive continuous improvement.

Turning to our process safety performance on slide 14.

Process safety performance is managed through a combination of outcome based and proactive indicators.

Loss of primary containment events are a key indicator of major hazard outcomes and provide an important measure of how effectively we are managing process safety risk.

While these lagging indicators are important, process safety requires constant vigilance and an ongoing focus every day on maintaining risk controls.

Across the business, we monitor a range of leading indicators to provide early insight into process safety performance. These include the effectiveness of our critical controls, the capability of our people, and how well we embed learnings from events.

In 2025, we delivered strong process safety performance, achieving 98% conformance for senior Process Safety Critical Roles, exceeding our target of 95%. These roles require advanced process safety management competencies and successful completion of mandatory training and competency assessments. We also recorded zero Tier 2 process safety events and one Tier 1 process safety event.

Looking ahead, we remain focused on strengthening our performance and continuing to embed a culture of learning and improvement.

Before I hand back to Tony, I’ll conclude with a few key takeaways on slide 15.

First, we recognise capability as a critical control. We clearly define the requirements for our process safety decision-makers, invest in their development and assure their competence.

Second, we manage major hazard risk through a disciplined Process Safety Management system providing a structured and systematic approach to identifying, managing and controlling risk.

Finally, strong governance and accountability, means process safety remains a priority of the company, from the Woodside Board through to our frontline workforce.

Together, these three elements underpin our approach to process safety and help to embed it in the way we design, operate and continuously improve our business.

Thank you once again for your interest in this topic. Now, back to you Tony.

Tony Cudmore: Well, thank you very much, Julie. We now have time for Q&A. As a friendly reminder, we ask that you please keep your questions related to today’s topic.

While we’re waiting for the questions to come in, one question, Julie, perhaps for you, that we’re often asked is the way in which Woodside is leveraging artificial intelligence to strengthen process safety, and I suppose in that regard, what safeguards are in place to ensure that there’s human oversight of those safety critical decisions?

Julie Fallon: Thanks, Tony. It’s a great question and one that’s dear to my heart because I am responsible for our digital team as well as my role with process safety, and we see AI as a support for risk management. It’s not a substitute for engineering discipline or operational experience.

We are exploring how we can use artificial intelligence to potentially enhance our process safety management.

That’s really consistent with our broader approach to leveraging technology to improve safety, reliability, and performance.

But it’s really around using AI to augment our existing systems and capabilities, particularly in areas like data analysis, pattern recognition, offering recommendations, but it doesn’t replace human decision making.

It’s really important that in safety critical environments, AI doesn’t replace good industry practice, engineering judgment, and more generally human decision making.

It’s around supporting the workforce by providing insights and recommendations, but final decisions always being made by competent personnel with the right technical expertise.

Overall, responsible AI is central to Woodside’s approach.

Tony Cudmore: Well, thanks very much, Julie. So I believe we might have some questions, Josh, so perhaps hand back to you.

Operator: Yes, thanks, Tony.

If you have not yet submitted your text question or joined the live audio queue, please do so now. I will introduce each caller by name and ask you to go ahead. You will then hear a beep indicating your microphone is live.

Our first question today is a written question from Rob Koh.

Rob asks, can you please comment on the interface of your process with contractors and unions? Also, can you comment on your strategies to avoid habituation i.e. people getting complacent?

Julie Fallon: Thanks, Rob. Those are both really great questions.

So, in terms of how we work with our contractors, contractors are really, really important to process safety, particularly you know, in the example of Scarborough where we are building new facilities.

A really important first step is that we undertake rigorous pre-selection assessments of the safety capability, including process safety capability of the contractors that we work with.

And then as we go through the engineering phase, which is very much hand-in-hand with our contractors, we set out the basis of design so that we work in conjunction with contractors to incorporate process safety in our design.

As we’re moving into execution, we engage with a wide range of contractors across both Woodside operated sites and contractor operated locations.

And its clear definition of HSE responsibilities is really essential to make sure that both parties understand the interfaces, know which organisation is responsible for which element of overall HSE management.

We apply a pretty industry standard, so three contract mode approach to communicate that approach, and then have targeted oversight through assurance and performance monitoring to focus on effective risk management.

In terms of unions, you know, both our staff and our contractors may belong to unions, and they have their natural role in the process.

The second part of your question, could I just, Josh, could I just get you to read the second question again? I was so absorbed in contractors.

Operator: Yeah, of course. The second part of Rob’s question was, can you comment on your strategies to avoid habituation i.e. people getting complacent?

Julie Fallon: Again, that’s a good question because one of the things we talk about in process safety is the importance of chronic unease, because process safety events are by their nature rare events that don’t happen often, so it is really easy to take for granted that because we have not had an event for some time, that everything is okay.

And so I’d say that is part of the training that we undertake as part of the overall competency assurance is to really drum into folk the fact that you do have to maintain that chronic unease, that constant vigilance.

And it’s something that we actually talk about a lot.

Operator: Thank you. Our next question today comes from Jessica Cairns from Alphinity Investment Management. Jessica submitted a written question and asks, can you elaborate on the nature and impact of the process safety incidents that occurred in 2025 and 2024?

Julie Fallon: Thanks for that question. So in 2025, we had no Tier 2 process safety events, but we did have a Tier 1 process safety event, which was during decommissioning activities on Griffin and so that was during the planned flushing of a subsea flowline, which was in preparation for removal and we had an unexpected fluid release.

So that incident was managed under our crisis incident management framework with some, and we followed sort of our regulator approved response and monitoring plans.

The event was short term and localised with no lasting impact to the environment. But the learnings of the event, you know, it’s really important that we learn from these events and consistent with our commitment to continuous improvement learnings from that Griffin flushing event really reinforced the importance of really robust decommissioning risk assessments, verification of historical asset conditions and records, and early engagement of operational and technical expertise during planning.

And those learnings have been incorporated into Woodside’s decommissioning practices.

I don’t have at my fingertips the details of the event in 2024.

So, you know, another one of those, I believe, was likewise in a decommissioning set, but I’ll leave that one there. [Clarification: There were two Tier 2 process safety events recorded in 2024 unrelated to decommissioning activities.]

Operator: Our next question is another written question from Maddie Dwyer from Paradice. Maddie asks, can you walk us through a recent significant near miss or loss of containment event and what changed as a result? Julie Fallon: So, I’m just trying to think of a good example, recognising that my role is in the centre rather than the frontline of operations.

But in our, you know, if I look at sort of starting up Beaumont New Ammonia, then we’ve been going through a learning curve of operating that facility.

And so, there’s a lot of things for us to learn as we start to run that new facility. We were very fortunate to have experienced people join us as part of that asset transition.

But, yeah, I know that we are in a continuous learning phase with Beaumont as an example.

Operator: Our next question is a written question from Rob Koh. Rob asks, to the extent you can, can you share specific process changes made after the 2023 North Rankin incident?

Julie Fallon: Thanks for the question, Rob. In terms of the tragic events of June 2, 2023, the external investigations into the incident remain ongoing.

We continue to engage as required, but it’s not really appropriate for me to discuss further at this time.

Operator: Thank you.

Our next question is a written question from Maddie at Paradice. How is process safety competency transferring over as Woodside pushes into operating regions outside of Australia, like Senegal?

Are there any regional challenges you would flag?

Julie Fallon: We are definitely incorporating process safety competency into everywhere that we operate globally, and so whether that be Senegal, recognising of course that that facility is operated by MODEC, but likewise, the Shenzi asset in the Gulf of America, for example, following the merger with BHP Petroleum, preparing for Trion start-up, regardless of where we are in the world, we continue to focus on applying our process safety management framework everywhere.

And no, I don’t believe that we are seeing specific regional challenges wherever we are.

It’s around building the right competencies and supporting people as they, with the training and the development they need to be able to successfully fulfil their roles.

Operator: Our next question comes from Komal Jalan from Wavestone Capital.

Kamal asks, have you observed any meaningful differences in reporting culture or process safety behaviours between regions? And if so, what actions have been taken to close those gaps?

Julie Fallon: Reporting culture is always something you want to be keeping an eye on because if we don’t get the reports, then obviously we can’t learn and get better.

It’s something that we do reinforce with our people, that we value a speak up culture, that people share what they are seeing when something happens, particularly, you know, the near misses, for example.

So yes, we definitely foster a learning culture.

Yeah, we’re not hearing or seeing strong differences regionally. One of the things we do need to make sure, depending on where we are in the world, is that we’re able to support people with communication in appropriate languages, for example.

But we’re not seeing that we’re getting as noticeably different reporting from Senegal, for example, compared to assets elsewhere in the world.

Operator: Our next question comes from David Humphreys from Northern Trust. David asks, the shift to reporting high consequence injury metrics is a positive step, yet as mentioned, 2025 included a Tier 1 process safety event. What assurance can you provide that low probability, high impact risks are now genuinely better mitigated or controlled, rather than simply better reported.

Julie Fallon: Look, the high consequence injuries is a really important way of focusing our personal safety efforts onto, you know, the ways in which people can be most seriously hurt through, in the personal safety field.

So we do differentiate between personal safety and process safety.

And so I don’t think that shifting to using high consequence injuries as our primary reporting focus versus recordable injuries, doesn’t make a material difference to how we are managing those very high consequence events, they are more personal safety, kind of like a lifting event, for example, a fall from height versus the process safety events.

Operator: Thank you. We currently have no further questions in the queue. We will just give it a couple of moments to see if we get any final questions through.

We do have one last minute question snuck in there.

So Jessica Cairns again from Alphinity Investment asks, you mentioned the use of AI to assist with process safety. Does this include workforce surveillance? If so, how are you managing the ethical considerations of this application and what sort of feedback have you had from your workforce?

Julie Fallon: It’s not about workforce surveillance.

I can potentially share an example of how we’re using artificial intelligence, which is in our start-up advisor, where starting up an LNG train is a very complex process and even very experienced operators may do it slightly differently.

We have created a start-up advisor which is able to draw on information from many start-ups over many years to provide advice and guidance to the operator as they go through that start-up process.

And in this case, it’s relevant to process safety because starting-up a facility is one of your higher risk activities.

And so that’s an example where we are using sort of a combination of AI, automation, digital procedures, to guide the operator through each step so that they can compare their real-time performance against a proven standard.

That means we can do startup more safely and consistently, strengthens the operator’s skills, and really leads to better start-ups.

So that’s an example of how we, when I say we’re using AI in this space, that’s an example of how we are using it.

Operator: Thank you. I’m seeing no further questions, so I will hand back over to Tony.

Tony Cudmore: Thank you, Julie, and thank you, Josh.

And thank you all very much for your participation in today’s session. That concludes our Q&A.

If we didn’t get to your question today or you have other questions, our Investor Relations team will be more than happy to address them and any feedback as well after the session.

We look forward to connecting with you again.

So, on behalf of myself and the Woodside team, we greatly appreciate your continued engagement on Woodside’s sustainability approach and performance. We hope you found today’s session valuable and insightful.

Thank you once again for your time and participation.

[END OF TRANSCRIPT]

INVESTORS	MEDIA

Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.